UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                              Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                    No          X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 2, 2009, and entitled “Orbotech Announces Third Quarter 2009 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2009.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month and Three Month Periods ended September 30, 2009.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Nine Month and Three Month Periods ended September 30, 2009.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2009 RESULTS

YAVNE, ISRAEL — November 2, 2009 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2009.

Revenues for the third quarter of 2009 totaled $92.3 million, compared to $94.0 million recorded in the second quarter of 2009 and $94.8 million in the third quarter a year ago. GAAP (U. S. generally accepted accounting principles) net loss for the third quarter of 2009 was $5.5 million, or $0.16 per share, compared to GAAP net loss of $1.2 million, or $0.03 per share for the second quarter of 2009 and GAAP net loss of $43.1million, or $1.29 per share, in the third quarter of 2008.

Revenues for the first nine months of 2009 totaled $278.2 million, compared to $300.3 million recorded during the corresponding period in 2008. GAAP net loss for the first nine months of 2009 was $14.6 million, or $0.42 per share, compared to GAAP net loss of $34.1 million, or $1.02 per share in the first nine months of 2008.

Non-GAAP net income for the third quarter of 2009 was $1.1 million, or $0.03 per share (diluted), compared to non-GAAP net income of $0.8 million, or $0.02 per share (diluted), in the third quarter of 2008. Non-GAAP net income for the first nine months of 2009 was $2.2 million, or $0.06 per share (diluted), compared to non-GAAP net income of $14.2 million, or $0.43 per share (diluted), in the first nine months of 2008.

The Company’s GAAP results for the third quarter of 2008 included: (a) an impairment charge of $38.5 million ($32.5 million net of taxes) relating to a write-down of substantially all of the goodwill and intellectual property of Orbotech Medical Denmark A/S; (b) an impairment charge of $5.4 million relating to a write-off of the then remaining goodwill of the Company’s assembled PCB business; and (c) a restructuring charge of $3.7 million. These items are explained in the detailed description of the non-GAAP adjustments in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

Sales of equipment to the printed circuit board (“PCB”) industry were $20.3 million in the third quarter of 2009, compared to $17.0 million in the second quarter of 2009, and $31.6 million in the third quarter of 2008. Sales of equipment to the flat panel display (“FPD”) industry were $37.6 million, compared to $41.4 million in the second quarter of 2009, and $31.7 million in the third quarter of last year. Sales of character recognition products were $2.4 million in the third quarter of 2009, compared to $2.0 million in the second quarter of 2009, and $2.0 million recorded in the third quarter of 2008. Sales of medical imaging equipment were $4.1 million in the third quarter of 2009, compared to $6.2 million in the second quarter of 2009, and $3.4 million in the third quarter of 2008. In addition, service revenue for the third quarter of 2009 was $27.9 million, compared to $27.3 million in the second quarter of 2009, and $26.0 million in the third quarter of 2008. The financial data, including revenue data, presented in respect of the third quarter of 2008 does not include results attributable to the business of Photon Dynamics, Inc. (“PDI”), which was acquired on October 2, 2008. The impact of currency rates in the third quarter of 2009 was similar to that in the first and second quarters of 2009.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $170.2 million, compared with approximately $140.3 million at the end of the second quarter of 2009, and $160 million in debt. The Company’s marketable securities included approximately $19.1 million of auction rate securities primarily tied to student loans.

During the third quarter of 2009, many PCB manufacturing customers, primarily in the Far East, were reporting plant utilization rates at over 80% capacity, driven mainly by communications, consumer and computer-related products. This trend towards increased capacity utilization has had a positive sequential effect on the Company’s sales of PCB equipment.

FPD fabrication facilities have recently been running at close to full capacity utilization, with supply and demand appearing to be in approximate equilibrium. During the quarter certain of the Company’s FPD customers requested to expedite delivery of previously-ordered systems, which positively impacted FPD revenues for the quarter. Growth in this industry is being driven by higher demand from China and emerging economies, which the Company expects will lead to greater capital expenditure in the FPD industry during the latter part of 2010, and continuing into 2011.

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “Business conditions are generally continuing to improve and the industries that we serve are beginning to revert to ‘investment mode’. Our expansive portfolio of products, made possible through our consistent investments in research and development, has positioned us well to meet our customers’ current and future production requirements. One example is our new direct imaging system, which was recently introduced after successful field testing and is expected to contribute to revenues as early as the fourth quarter of 2009. We maintain our commitment—even in challenging economic circumstances—to provide our customers with new and innovative solutions, as well as first class service and support. Our continued ability to maintain tight control of our costs has also allowed us to generate operating cash flow. We remain positive as to the short and long term demand for our products.”

Referring to the PDI transaction, Mr. Cohen added: “A full year has now passed since we closed our acquisition of PDI. Thanks to the outstanding efforts of our employees, we have successfully concluded a very complex and challenging integration process. Our comprehensive product portfolio, combined with our significant, accumulated FPD know-how and expertise, has positioned us very well to face the challenges which the coming ramp-up in the FPD industry will pose.”

An earnings conference call for the Company’s third quarter 2009 results is scheduled for Monday, November 2, 2009, at 9:00 a.m. EST. The dial-in number for the conference call is 210-795-2680, and a replay will be available on telephone number 402-220-9768 until November 16, 2009. The pass code is Q3. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing and engineering (CAM) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2009

	September 30 2009	December 31 2008
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	150,956	105,127
Marketable securities		320
Accounts receivable:
Trade	149,012	180,701
Other	30,627	27,106
Deferred income taxes	3,921	5,222
Inventories	97,262	122,152

Total current assets	431,778	440,628

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	19,284	19,241
Other long-term Investments	29	29
Funds in respect of employee rights upon retirement	11,317	12,521
Deferred income taxes	12,080	8,795

	42,710	40,586

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization	30,708	39,325

GOODWILL	12,785	12,747

OTHER INTANGIBLE ASSETS, net of
accumulated amortization	86,582	101,575

	604,563	634,861

Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	160,000	160,000
Accounts payable and accruals:
Trade	20,366	36,377
Other	51,124	56,428
Deferred income	17,275	22,473

Total current liabilities	248,765	275,278
LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	26,087	27,678
Tax liabilities	14,284	16,208
Other long-term liability		2,667

Total long-term liabilities	40,371	46,553

Total liabilities	289,136	321,831

EQUITY:
Share capital	1,746	1,727
Additional paid-in capital	168,236	161,914
Retained earnings	198,014	211,142
Accumulated other comprehensive income (loss)	2,948	(6,123)

	370,944	368,660
Less treasury stock, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	313,752	311,468
Non-controlling interest	1,675	1,562

Total equity	315,427	313,030

	604,563	634,861

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2009

	9 months ended		3 months ended		12 months ended December 31
	September 30		September 30
	2009	2008	2009	2008	2008
	U.S. dollars in thousands (except per share data)
REVENUES	278,225	300,333	92,350	94,760	429,546
COST OF REVENUES:
COST	174,071	180,103	58,979	58,680	260,639
WRITE DOWN OF INVENTORY					3,348

GROSS PROFIT	104,154	120,230	33,371	36,080	165,559
RESEARCH AND DEVELOPMENT COSTS—net	50,011	55,860	16,784	17,108	76,602
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	47,518	53,795	16,008	17,855	73,346
AMORTIZATION OF OTHER INTANGIBLE
ASSETS	15,135	3,046	5,053	939	8,099
IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES					6,537
RESTRUCTURING CHARGES		3,676		3,676	8,800
IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	(2,280)	22,584		22,584	110,403
IMPAIRMENT OF OTHER INTANGIBLE ASSETS		21,260		21,260	21,260

OPERATING LOSS	(6,230)	(39,991)	(4,474)	(47,342)	(139,488)
FINANCIAL INCOME (EXPENSES)—net	(10,459)	1,436	(1,631)	(1,489)	(1,324)

LOSS BEFORE TAXES ON INCOME	(16,689)	(38,555)	(6,105)	(48,831)	(140,812)
INCOME TAX BENEFIT	(2,228)	(4,587)	(682)	(5,831)	(5,739)

NET LOSS	(14,461)	(33,968)	(5,423)	(43,000)	(135,073)
LESS: NET INCOME ATTRIBUTABLE TO
THE NON-CONTROLLING INTEREST	113	157	80	119	232

NET LOSS ATTRIBUTABLE TO ORBOTECH LTD.	(14,574)	(34,125)	(5,503)	(43,119)	(135,305)

LOSS ATTRIBUTABLE TO ORBOTECH LTD.
ORDINARY SHARES PER SHARE:
BASIC	$(0.42)	$(1.02)	$(0.16)	$(1.29)	$(4.04)

DILUTED	$(0.42)	$(1.02)	$(0.16)	$(1.29)	$(4.04)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	34,548	33,402	34,660	33,427	33,512

DILUTED	34,548	33,402	34,660	33,427	33,512

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2009

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2009	2008	2009	2008	2008
	U.S. dollars in thousands (except per share data)
Non-GAAP Net Income
Reported net loss attributable to Orbotech Ltd. on GAAP basis	(14,574)	(34,125)	(5,503)	(43,119)	(135,305)

Non-operating income (expenses):
Financial income (expenses)	(10,459)	1,436	(1,631)	(1,489)	(1,324)
Income tax benefit	2,228	4,587	682	5,831	5,739
Net profit attributable to the non-controlling interest	(113)	(157)	(80)	(119)	(232)

	(8,344)	5,866	(1,029)	4,223	4,183

Reported operating loss on GAAP basis	(6,230)	(39,991)	(4,474)	(47,342)	(139,488)
Equity based compensation expenses	4,984	3,796	1,592	1,441	5,275
Amortization of intangibles assets	15,135	3,046	5,053	939	8,099
In-process research and development charges (1)					6,537
Restructuring charges (2)		3,676		3,676	8,800
Impairment of goodwill (3)		22,584		22,584	110,403
Impairment of other intangible assets (4)		21,260		21,260	21,260
Adjustment of impairment of goodwill (5)	(3,300)

Non-GAAP operating income	10,589	14,371	2,171	2,558	20,886

Non-operating income (expenses)	(8,344)	5,866	(1,029)	4,223	4,183
Income tax effect of non-GAAP adjustment (6)		(6,011)		(6,011)	(6,011)

Non-GAAP net income	2,245	14,226	1,142	770	19,058

Non-GAAP net income per diluted Share	$0.06	$0.43	$0.03	$0.02	$0.55

Shares used in diluted shares calculation	34,710	33,402	35,537	33,427	34,743

(1)

In-process research and development charges in 2008 were associated with the Photon Dynamics, Inc. (“PDI”) acquisition. For more information about the PDI acquisition, see the Company’s 2008 Annual Report on Form 20-F filed with the SEC.

(2)

The restructuring charges of $8.8 million in 2008 and the $3.7 million in the 3 month period ended September 30, 2008, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.

(3)

The impairment charge of $110.4 million in 2008 is comprised of: a write-off of $87.9 million recorded in December 2008 of goodwill associated with the Company’s FPD business; a write-down of $17.1 million recorded in September 2008 of the goodwill associated with Orbotech Medical Denmark A/S (“OMD”); and a write-off of $5.4 million recorded in September 2008 of goodwill associated with the Company’s assembled PCB business.

(4)

The impairment charge of $21.3 million in 2008 was related to a write-down of the intellectual property of OMD. For more information about OMD and the related impairment, see the Company’s 2008 Annual Report on Form 20-F filed with the SEC.

(5)

The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.

(6)	The income tax effect in 2008 was related to the impairment associated with OMD that occurred in the third quarter of 2008. The adjustments in 2009 do not have a related income tax effect.

Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of PDI acquisition in 2008; and/or (v) tax credits relating to the above items, in each case as described in more detail in the Reconciliation. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses will recur in future periods.

The effect of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008 and first, second and third quarters of 2009 primarily as a result of the Company’s acquisitions, including the PDI acquisition in October 2008. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are not recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and Chief Financial Officer

Date: November 3, 2009